SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Manufacturers’ Services Limited

(Name of Issuer)

Common Stock, $0.001 par value per share (Including Common Stock Convertible From 5.25% Series A Convertible Preferred Stock and Issuable Upon Exercise of Warrants)

(Title of Class of Securities)

565005105

(CUSIP Number)

George R. Bason, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)
Page 1 of 11 Pages

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 565005105	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS: Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON BK, HC, OO

     The Reporting Person (as defined below) hereby amends and supplements the Schedule 13D, originally filed on March 25, 2002 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to the common stock, $0.001 par value per share (the “Common Stock”) of Manufacturers’ Services Limited (“MSL”) for the purpose of amending Items 1, 2, 4, 5, 6 and 7.

     Unless otherwise indicated, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in the Schedule 13D. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 1. Security and Issuer.

     The response set forth in Item 1 of Schedule 13D is hereby amended and supplemented by replacing the first paragraph with the following:

     The classes of equity securities to which this statement relates are the Common Stock, 300,000 shares of 5.25% Series A Convertible Preferred Stock, $0.001 par value per share, (the “Series A Preferred”) and warrants to purchase up to an aggregate of 582,751 shares of Common Stock of MSL, a Delaware corporation. The principal executive offices of MSL are located at 300 Baker Avenue, Suite 106, Concord, MA 01742.

   Item 2. Identity and Background.

     The response set forth in Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows information:

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

     CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

     CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock Page

3 of 11

of the issuer to which this Statement relates and such shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     DLJ Merchant Banking Partners, L.P., a Delaware limited partnership (“DLJMBP”), DLJ International Partners, CV, a Netherlands Antilles limited partnership (“DLJIP”), DLJ Offshore Partners, C.V., a Netherlands Antilles limited partnership (“DLJOP”), DLJ Merchant Banking Funding, Inc., a Delaware corporation (“DLJMBF”), DLJ First ESC L.P., a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended (“ESC”), DLJ ESC II L.P., a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended (“ESC II”), EMA 2001 Plan, L.P., a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended (“EMA”), Docklands 2001 Plan, L.P., a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended (“Docklands”), Paradeplatz 2001 Plan, L.P., a Bermuda limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended (“Paradeplatz”), CSFB 2001 Investors, L.P., a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended (“CSFB 2001”), DLJ  Investment Partners II, L.P., a Delaware limited partnership (“DLJIP II”), DLJ Investment Partners, L.P., a Delaware limited partnership (“DLJ Inv”), and DLJIP II Holdings, L.P., a Delaware limited partnership (“DLJIPH”), make investments for long term appreciation.

     DLJ Merchant Banking, Inc., a Delaware corporation (“DLJMB”), and DLJ Merchant Banking, L.P., a Delaware limited partnership (“DLJMBLP”), are the general partners of DLJMBP and, as such, make all of the investment decisions on behalf of DLJMBP and are responsible for the day to day management of DLJMBP. DLJMB and DLJMBLP are registered investment advisers. DLJMB is a wholly owned subsidiary of CSFB Private Equity, Inc., a Delaware corporation (“CSFBPE”), which in turn is a wholly owned subsidiary of CSFB-USA. DLJMBLP is an indirect subsidiary of CSFBPE.

     DLJMB is the general partner of DLJIP and DLJOP and, as such, makes all of the investment decisions on behalf of DLJIP and DLJOP and is responsible for the day-to-day management of DLJIP and DLJOP.

      DLJMBF is a wholly owned subsidiary of CSFBPE.

     DLJLBO Plans Management Corporation, a Delaware corporation (“DLJLBO”), is the general partner of ESC, ESC II, EMA, Docklands and CSFB 2001. As the general partner of ESC, ESC II, EMA, Docklands and CSFB 2001, DLJLBO is responsible for the day-to-day management of ESC, ESC II, EMA, Docklands and CSFB 2001.

     DLJLBO Plans Management Corporation III, a Delaware corporation (“DLJLBO III”), as the associate general partner of ESC, EMA and Docklands, in conjunction with DLJLBO and in accordance with the terms of the relevant partnership agreement, participates in investment decisions made on behalf of ESC, EMA and Docklands.

      DLJLBO makes all of the investment decisions on behalf of ESC II and CSFB 2001.

     DLJLBO is a registered investment adviser. DLJLBO and DLJLBO III is a wholly owned subsidiary of CSFBPE.

     CSFB Bermuda Ltd., a Bermuda corporation (“CSFB Bermuda”), is the general partner of Paradeplatz. CSFB Bermuda is a registered investment adviser. As the general partner of Paradeplatz, CSFB Bermuda makes all of the investment decisions on behalf of Paradeplatz and is responsible for the day-to-day management of Paradeplatz. CSFB Bermuda is a wholly owned subsidiary of CSFBPE.

     DLJ Investment Partners II, Inc., a Delaware corporation (“DLJIP Inc.”) and DLJ Investment Associates II, L.P., a Delaware limited partnership (“DLJIA”) are the general partners of DLJIP II and, as such, make all of the investment decisions on behalf of DLJIP II and are responsible for the day to day management of DLJIP II. DLJIP Inc. and DLJIA are registered investment advisors. DLJIP Inc. is a wholly owned subsidiary of CSFBPE. DLJIA is an indirect subsidiary of CSFBPE.

     DLJIA is the general partner of DLJ Inv and, as such, makes all of the investment decisions on behalf of DLJ Inv and is responsible for the day today management of DLJ Inv.

     DLJIP Inc. is the general partner of DLJIPH and, as such, makes all of the investment decisions on behalf of DLJIPH and is responsible for the day today management of DLJILPH.

     Hereinafter, DLJMBP, DLJIP, DLJOP, DLJMBF, ESC, ESCII, CSFB LLC and CSFBPE are collectively referred to as the “CSFB Entities.”

     The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may also be deemed, for purposes of this Statement, to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC.

     The name, business address, citizenship and title of each executive officer or director of CSFB LLC, CSFBI, CSFB-USA, Reporting Person, CSFBPE, and those CSFB Entities that are corporations are set forth on Schedule A through Schedule K, respectively, attached hereto, each of which is incorporated by reference herein.

     Except as otherwise provided herein, during the past (5) years none of CSFB LLC, CSFBI, CSFB-USA, Reporting Person, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through K attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

     CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

      Under the terms of the coordinated settlement:

  CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

  CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

     In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

     The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

     Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 4. Purpose of Transaction.

      The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented with the following paragraphs to be added after the second paragraph, and in place of the third paragraph, in Item 4 of Schedule 13D:

     On October 14, 2003, MSL, Celestica, Inc., a corporation organized under the laws of Ontario (“Celestica”), and MSL Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Celestica (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” attached hereto and made a part hereof as Exhibit 5) The Merger Agreement provides, among other things, for the acquisition of MSL by Celestica. Pursuant to the Merger Agreement, Merger Subsidiary will merge with and into MSL (the “Merger”), with MSL as the surviving corporation (the “Surviving Corporation”). The Merger contemplates that (1) each share of Company Common Stock (as defined in the Merger Agreement) then outstanding will be converted into the right to receive a number (which may be less than one) of Parent Subordinate Voting Shares (as defined in the Merger Agreement) of Celestica equal to the Share Exchange Ratio (as defined in the Merger Agreement), (2) each share of either Series A Preferred or Series B Preferred, par value $0.001 per share (the “Series B Preferred”) then outstanding (other than shares as to which an appraisal demand is made under Delaware law (“Dissenting Shares”) and other than shares for which a valid Stock Election (as defined in the Merger Agreement) has been made) will be converted into the right to receive an amount in cash equal to $52.50, plus an amount equal to the dividends accrued and unpaid on such share of either Series A Preferred or Series B Preferred to the date on which the Merger becomes effective (the “Effective Time”), (3) each share of Series A Preferred then outstanding for which a valid Stock Election has been made (other than Dissenting Shares) shall be converted into the right to receive a number (which may be less than one) of Parent Subordinate Voting Shares equal to the product of (x) the number of shares of Company Common Stock into which a share of Series A Preferred is convertible immediately prior to the Effective Time pursuant to its terms and (y) the Share Exchange Ratio, and (4) each share of Series B Preferred then outstanding for which a valid Stock Election has been made (other than Dissenting Shares) shall be converted into the right to receive (a) an amount in cash equal to $2.25 or, at the election of MSL (as directed in writing by Celestica), a number (which may be less than one) of Parent Subordinate Voting Shares equal to the product of (i) the number of shares of Company Common Stock to be issued in satisfaction of the Optional Make Whole Payment (as defined in the terms of such Series B Preferred) and (ii) the Share Exchange Ratio and (b) a number (which may be less than one) of Parent Subordinate Voting Shares equal to the product of (i) the number of shares of Company Common Stock into which a share of Series B Preferred is convertible immediately prior to the Effective Time pursuant to its terms and (ii) the Share Exchange Ratio.

     After the Merger, Celestica will beneficially own all of the outstanding shares of common stock of the Surviving Corporation.

     In connection with the Merger, DLJMBP, DLJIP, DLJOP, DLJMBF, ESC, ESC II and CSFB LLC, as nominee for the 2001 Investors (defined as CSFBPE, ESCLP, EMA, Docklands, Paradeplatz and CSFB 2001) (each, a “Stockholder” and together, the “Stockholders”) have entered into a Stockholder Agreement with Celestica and the Merger Subsidiary dated as of October 14, 2003 (attached hereto and made a part hereof as Exhibit 6). Pursuant to the Stockholder Agreement, each Stockholder has agreed, severally and not jointly, to vote all its Shares (defined as the shares of Common Stock, Series A Preferred and Series B Preferred of which such Stockholder is the record owner and any other voting securities of MSL acquired by such Stockholder after the date of the Stockholder Agreement, whether upon the exercise of warrants, options or other rights, the conversion or exchange of any such shares or convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise) in favor of approval and adoption of the Merger Agreement.

     During the period beginning on October 14, 2003 and ending on the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement (the “Agreement Period”), each Stockholder has, severally and not jointly, agreed to vote any Shares such Stockholder is entitled to vote at the time of such vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger that are specifically contemplated by the Merger Agreement and any actions directly and reasonably related thereto that are specifically contemplated by the Merger Agreement at any meeting or meetings of the Stockholders, and at any adjournment thereof or pursuant to action by written consent, at or by which such Merger Agreement, the Merger, such agreements or such other actions, are submitted for the consideration, consent, approval and vote of the Stockholders.

     In addition, each Stockholder has agreed to vote during the Agreement Period against any proposal that would result in a breach by MSL of the Merger Agreement or any action the consummation of which would be reasonably likely to impede, interfere with, delay, postpone or attempt to discourage the Merger.

     Each Stockholder has irrevocably appointed the Merger Subsidiary as proxy for and on behalf of such Stockholder during the Agreement Period to vote (including, without limitation, the taking of action by written consent) such Stockholder’s Shares, for and in the name, place and stead of such Stockholder for the matters and in the manner contemplated above.

     Each Stockholder has agreed that during the Agreement Period it will not sell, transfer, pledge, encumber, assign or otherwise dispose of or hypothecate (including by gift or by contribution or distribution to any trust or similar instrument (collectively, “Transfer”)), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any of such Stockholder’s Shares other than pursuant to the terms of the Stockholder Agreement or the Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to such Stockholder’s Shares (other than the Stockholder Agreement), whether by proxy, voting agreement or otherwise, or (iii) take any action that could make any of its representations or warranties contained herein untrue or incorrect in any material respect or would have the effect of preventing or disabling such Stockholder from performing any of its obligations hereunder. Nothing in the Stockholder Agreement, however, shall be construed to prohibit the conversion of Preferred Shares into Common Stock or the exercise of any warrants, and any Common Shares obtained upon such conversion or exercise shall be subject to the Stockholder Agreement.

     Each Stockholder hereby has agreed that during the Agreement Period it will not exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares owned by such Stockholder in connection with the Merger.

     Each Stockholder and, for the purpose of the section of the Stockholder Agreement described in this paragraph, DLJMB, has agreed that during the Agreement Period it will not, directly or indirectly, (i) solicit or initiate or knowingly encourage or induce or facilitate, the making, submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person (as defined in the Merger Agreement) in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the Merger Agreement). Notwithstanding the foregoing, if the Board of Directors of MSL determines in good faith that a Qualified Acquisition Proposal (as defined in the Merger Agreement) made by any

Person is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement), each Stockholder shall be permitted to engage in discussions and negotiations with such Person if (1) the Board of Directors of MSL has concluded in good faith, after consultation with its outside legal counsel, that such action is required in order to comply with its fiduciary obligations to the stockholders of MSL under applicable Legal Requirements (as defined in the Merger Agreement) and (2) the other requirements of the proviso to the first sentence of Section 4.3(a) of the Merger Agreement have been satisfied.

     Each Stockholder has agreed to grant an irrevocable option (the “Option”) to allow Merger Subsidiary to purchase the number of shares of Common Stock (the “Option Shares”) set forth below:

Stockholder	Option Shares Common Stock
DLJ Merchant Banking Partners, L.P.	6,354,162
DLJ International Partners, C.V.	2,855,687
DLJ Offshore Partners C.V.	165,406
DLJ Merchant Banking Funding, Inc.	2,503,633
DLJ First ESC L.P.	1,556,845
DLJ ESC II L.P.	8,615
CSFB LLC as nominee for 2001 Plan Investors	80,980

     Such Option may be exercised, as a whole and not in part, at a price of $6.5992 per Option Share (the “Option Shares Purchase Price”) during a period commencing upon the termination of the Merger pursuant to Section 9.1(f) of the Merger Agreement and ending 96 hours after such termination. The closing of the Option (the “Option Closing”) is conditioned upon (i) the expiration of any waiting periods under any applicable antitrust laws, (ii) no restraining order, injunction or other order, nor any adopted legislation, shall prohibit the consummation of the Option and (iii) that the purchase of all Option Shares shall occur concurrently. If the Option Closing has not occurred within 90 days after the exercise of the Option then, unless such failure results from a Stockholder’s failure to comply with Stockholder Agreement, the Option and the Stockholder Agreement shall terminate and be of no further force or effect.

     If after exercising the Option, and within six months of the Option Closing, Merger Subsidiary has not consummated a tender offer for the remaining Common Stock or a merger with MSL, and Merger Subsidiary receives consideration for some or all of the Option Shares (the “Transferred Shares”) in connection with a Third Party Business Combination (as defined in the Stockholder Agreement), Merger Subsidiary shall promptly pay over to the Stockholders (to be allocated among them pro rata) an amount in cash equal to 50% of the excess, if any, of the value of such consideration received over the aggregate Option Shares Purchase Price paid for the Transferred Shares. Additionally, if, within six months after purchasing the Option Shares, Merger Subsidiary consummates a tender or exchange offer for the remaining Common Stock or a merger with MSL, in either case at a price per share of Common Stock in excess of the Option Shares Purchase Price, Merger Subsidiary shall promptly pay over to the Stockholders (to be allocated among them pro rata) an amount in cash equal to 50% of the product of (i) the number of Option Shares sold to Merger Subsidiary and (ii) the excess, if any, of the price per share of Common Stock paid in such transaction over the Option Share Purchase Price. If the Option expires unexercised and the Stockholders have not consummated a tender offer for the remaining Common Stock or consummated a merger with MSL, and they receive additional consideration for the Common Stock (the “Transferred Stock”) in connection with a Third Party Business Combination during the period commencing 96 hours after termination of the Merger Agreement pursuant to Section 9.1(f) thereof and ending on the six month anniversary thereof, such Stockholder shall promptly pay over to Merger Subsidiary an amount in cash equal to 50% of the excess, if any, of the value of such consideration received over the product of (A) the Option Shares Purchase Price and (B) the number of shares of Transferred Stock sold by it. However, the number of shares of Transferred Stock sold by any Stockholder shall not exceed the number of such Stockholder’s Option Shares and, if the Stockholder sells a greater number of shares of Common Stock than Option Shares, such sales shall be taken into account in the order in which they occur until the number of shares of Common Stock subject to those sales equals the number of such Stockholder’s Option Shares and then no further sharing shall be required.

     In the event that any of the consideration to be paid by either the Stockholders or Merger Subsidiary as described in the foregoing paragraph consists of securities listed on a national securities exchange or traded on the NASDAQ National Market (“Listed Securities”), the per share value of such consideration shall be equal to the closing price per share of such Listed Securities on the date such transaction is consummated. For any consideration in a form other than Listed Securities, the per share value shall be determined in good faith as of the date such transaction is consummated by Merger Subsidiary and the Stockholders, or, if Merger Subsidiary and the Stockholders cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties.

     Each Stockholder has authorized and requested MSL to notify its transfer agent that there is a stop transfer order with respect to all of such Stockholder’s Shares. Each Stockholder has agreed with and covenanted to Celestica that such Stockholder shall not request the transfer of any certificate representing any of such Stockholder’s Shares, unless such transfer is made in compliance with the Stockholder Agreement. In the event of a stock dividend, distribution or recapitalization, “Shares” will be deemed to refer to and include the Shares as well as any stock dividends and distributions and the Option Share Purchase Price shall be accordingly adjusted.

     Each of Celestica and the Merger Subsidiary has agreed that it will not agree to any material amendment to the Merger Agreement without the prior written consent of each of the Stockholders.

     The obligations of each Stockholder with respect to the agreements on voting, the granting of an irrevocable proxy, the waiver of appraisal rights and the no-solicitation clause will terminate upon the earlier of the Effective Time or the expiration of the Agreement Period. The obligations under the Option regarding the payment of any excess consideration by Merger Subsidiary or the Stockholders, as the case may be, will survive termination of the Stockholder Agreement unless the Effective Time shall have occurred. All other provisions of the Stockholder Agreement will terminate, and no party shall have any rights or obligations under the Stockholder Agreement and the Stockholder Agreement shall become null and void and have no further effect upon the earliest to occur of (a) the Effective Time, (b) the expiration of the period commencing upon the termination of the Merger pursuant to Section 9.1(f) of the Merger Agreement and ending 96 hours after such termination without the exercise of the Option, (c) the Option Closing, (d) the expiration of the period commencing upon the exercise of the Option and ending 90 days after such exercise without the occurrence of the Option Closing, unless such failure results from a Stockholder’s failure to comply with Stockholder Agreement, or (e) termination of the Merger Agreement other than pursuant to Section 9.1(f) in the Merger Agreement.

     Except as set forth in this statement, the Merger Agreement and the Shareholder Agreement and in connection with the transaction described above, none of the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through K attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

       (a) and (b)

      As of October 14, 2003, the CSFB Entities beneficially owned 16,353,979 shares of Common Stock.

     Pursuant to the Securities Purchase Agreement dated as of March 12, 2002 among MSL, DLJMBP, DLJIP, DLJOP, CSFB LLC, as nominee for the 2001 Investors (collectively, the “Purchasing CSFB Funds”), the Purchasing CSFB Funds acquired and, for the purpose of Rule 13d-3 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), beneficially own (i) 300,000 shares of Preferred Stock of MSL, convertible into 2,331,003 shares of Common Stock of MSL and (ii) warrants to purchase 582,751 shares of Common Stock of MSL.

     The number of shares of Preferred Stock and warrants (and the amount of underlying Common Stock represented by such Preferred Stock and warrants) purchased in the acquisition on March 14, 2002 (the “2002 Acquisition”) individually by the Purchasing CSFB Funds is as follows: (i) DLJMBP - 128,471 shares of Preferred Stock, which are convertible into 998,221 shares of Common Stock, and warrants to purchase 249,555 shares of Common Stock, (ii) DLJIP - 68,408 shares of Preferred Stock, which are convertible into 531,531 shares of Common Stock, and warrants to purchase 132,883 shares of Common Stock, (iii) DLJOP - 3,762 shares of Preferred Stock, which are convertible into 29,231 shares of Common Stock, and warrants to purchase 7,308 shares of Common Stock and (iv) CSFB LLC, as nominee for the 2001 Investors - 99,359 shares of Preferred Stock, which are convertible into 772,020 shares of Common Stock, and warrants to purchase 193,005 shares of Common Stock.

     After giving effect to the 2002 Acquisition, the aggregate holdings of Common Stock of MSL by the Reporting Person is as set forth below:

     As of the date of this Schedule 13D, DLJMBP directly holds 7,683,054 shares of Common Stock, 128,471 shares of Preferred Stock, which are convertible into 998,221 shares of Common Stock, and warrants convertible into an additional 249,555 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJIP directly holds 3,452,918 shares of Common Stock, 68,408 shares of Preferred Stock, which are convertible into 531,531 shares of Common Stock, and warrants convertible into an additional 132,883 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, DLJOP directly holds 199,998 shares of Common Stock, 3,762 shares of Preferred Stock, which are convertible into 29,231 shares of Common Stock, and warrants convertible into an additional 7,308 shares of Common Stock and has the shared power to vote and direct the disposition of such shares and warrants, in accordance with the relationship described in Item 2.

     As of the date of this Schedule 13D, CSFB LLC holds, as nominee for the 2001 Investors, 97,916 shares of Common Stock, 99,359 shares of Preferred Stock, which are convertible into 772,020 shares of Common Stock, and warrants convertible into 193,005 shares of Common Stock. CSFB LLC has the shared power to vote and direct the disposition of such shares and warrants, in accordance with the relationship described in Item 2.

      As of the date of this Schedule 13D, DLJMBF directly holds 3,027,236 shares of Common Stock and has the shared power to vote and direct the disposition of such shares, in accordance with the relationship described in Item 2.

      As of the date of this Schedule 13D, ESC directly holds 1,882,440 shares of Common Stock and has the shared power to vote and direct the disposition of such shares, in accordance with the relationship described in Item 2.

      As of the date of this Schedule 13D, ESC II directly holds 10,417 shares of Common Stock and has the shared power to vote and direct the disposition of such shares, in accordance with the relationship described in Item 2.

      As of the date of this Schedule 13D, DLJIP II directly holds warrants convertible into 94,929 shares of Common Stock and has the shared power to vote and direct the disposition of such warrants in accordance with the relationship described in item 2.

      As of the date of this Schedule 13D, DLJ Inv directly holds warrants convertible into 42,183 shares of Common Stock and has the shared power to vote and direct the disposition of such warrants in accordance with the relationship described in item 2.

     As of the date of this Schedule 13D, DLJIPH directly holds warrants convertible into 29,934 shares of Common Stock and has the shared power to vote and direct the disposition of such warrants, in accordance with the relationship described in Item 2.

     In addition, in the ordinary course of the Reporting Person's business, CSFB LLC directly holds approximately 6,526 shares of Common Stock in proprietary accounts.

     As a result of the holdings of MSL's securities described above, the Reporting Person may be deemed to beneficially own indirectly 19,441,305 shares of Common Stock of MSL, representing approximately 51.9% of the outstanding Common Stock.

     To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through K attached hereto, beneficially owns any Common Stock.

     (c) To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through K attached hereto, has effected any transactions in the Common Stock during the past 60 days.

     (d) Inapplicable.

     (e) Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The response set forth in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following words at the beginning of Item 6 of Schedule 13D:

     See Item 4.

      The response set forth in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following paragraph after the second paragraph in Item 6 of Schedule 13D:

     A copy of each of the Merger Agreement and Stockholder Agreement are attached hereto as Exhibits 5 and 6, and are incorporated herein by reference.

      Item 7. Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following after Exhibit 4:

     Exhibit 5: Agreement and Plan of Merger dated as of October 14, 2003 among Celestica, Inc., Manufacturers’ Services Limited and Merger Subsidiary.

     Exhibit 6: Stockholder Agreement dated as of October 14, 2003 among Celestica, Inc., Merger Subsidiary, DLJ Merchant Banking Partners, LP, DLJ International Partners, CV, DLJ Offshore Partners, CV, DLJ Merchant Banking Funding, Inc., DLJ First ESC LP, DLJ ESC II, LP and CSFB LLC as nominee for 2001 Plan Investors.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE FIRST BOSTON, on behalf of the Credit Suisse First Boston business unit

Date: October 16, 2003	By:	/s/ Ivy B. Dodes
		Name:	Ivy B. Dodes
		Title:	Managing Director

The following Schedules A-K amend and replace Schedules A-N attached to the Schedule 13D:

SCHEDULE A

Executive Officers and Directors
of
Credit Suisse First Boston LLC

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Corporation. The business address of Credit Suisse First Boston Corporation is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	Eleven Madison Avenue	President, Chief Executive Officer, and	United States
New York, NY 10010
	USA	Member of the Board of Managers

David C. Fisher	Eleven Madison Avenue	Chief Financial Officer and Member of	United States
	New York, NY 10010	the Board of Managers
USA

Carlos Onis	Eleven Madison Avenue	Managing Director and Member of the	United States
	New York, NY 10010	Board of Managers
USA

Brady W. Dougan	Eleven Madison Avenue	Managing Director and Member of the	United States
	New York, NY 10010	Board of Managers
USA

D. Wilson Ervin	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Frank J. DeCongelio	Eleven Madison Avenue	Head of Operations	United States
New York, NY 10010
USA

Lewis H. Wirshba	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

Robert C. O’Brien	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Gary G. Lynch	Eleven Madison Avenue	Managing Director and General	United States
New York, NY 10010
	USA	Counsel

SCHEDULE B

Executive Officers and Directors
of
Credit Suisse First Boston, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	Eleven Madison Avenue	President, Chief Executive Officer and	United States
	New York, NY 10010	Director
USA

Stephen R. Volk	Eleven Madison Avenue	Director	United States
New York, NY 10010
USA

Adebayo Ogunlesi	Eleven Madison Avenue	Managing Director	Nigeria
New York, NY 10010
USA

Brady W. Dougan	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Carlos Onis	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

D. Wilson Ervin	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

David C. Fisher	Eleven Madison Avenue	Managing Director, Chief Accounting	United States
	New York, NY 10010	Officer and Controller
USA

David C. O’Leary	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Gary G. Lynch	Eleven Madison Avenue	Managing Director and General	United States
	New York, NY 10010	Counsel
USA

Jeffrey H. Salzman	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Lewis H. Wirshba	Eleven Madison Avenue	Managing Director and Treasurer	United States
New York, NY 10010
USA

Neil Moskowitz	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Name	Business Address	Title and Present Principal Occupation	Citizenship

Neil Radey	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Robert C. O’Brien	Eleven Madison Avenue	Managing Director and Chief Credit	United States
	New York, NY 10010	Officer
USA

Eileen K. Murray	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

SCHEDULE C

Executive Officers and Directors
of
Credit Suisse First Boston (USA), Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Brian D. Finn	Eleven Madison Avenue	President, Chief Executive Officer and	United States
	New York, NY 10010	Director
USA

Stephen R. Volk	Eleven Madison Avenue	Managing Director and Director	United States
New York, NY 10010
USA

Adebayo O. Ogunlesi	Eleven Madison Avenue	Managing Director, Head of Global	Nigeria
	New York, NY 10010	Investment Banking and Director
USA

Eileen K. Murray	Eleven Madison Avenue	Managing Director and Director	United States
New York, NY 10010
USA

Brady W. Dougan	Eleven Madison Avenue	Head of the Securities Division and	United States
	New York, NY 10010	Director
USA

Andrew B. Federbusch	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

Barbara A. Yastine	Eleven Madison Avenue	Managing Director and Director	United States
New York, NY 10010
USA

Jeffrey H. Salzman	Eleven Madison Avenue	Managing Director and Head of	United States
	New York, NY 10010	Private Client Services
USA

Carlos Onis	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA

D. Wilson Ervin	Eleven Madison Avenue	Head of Strategic Risk Management	United States
New York, NY 10010
USA

David C. Fisher	Eleven Madison Avenue	Chief Financial and Accounting	United States
	New York, NY 10010	Officer
USA

Gary G. Lynch	Eleven Madison Avenue	Managing Director and General	United States
	New York, NY 10010	Counsel
USA

Name	Business Address	Title and Present Principal Occupation	Citizenship

Neil Radey	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA
Neil Moskowitz	Eleven Madison Avenue	Managing Director	United States
New York, NY 10010
USA
Lewis H. Wirshba	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA
Robert C. O’Brien	Eleven Madison Avenue	Chief Credit Officer	United States
New York, NY 10010
USA

SCHEDULE D

Executive Officers and Directors
of
the Reporting Person

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

John J. Mack	Eleven Madison Avenue	Chairman and Chief Executive Officer	United States
New York, NY 10010
USA

Christopher Carter	Eleven Madison Avenue	Chairman of Europe	Great Britain
New York, NY 10010
USA

Brady W. Dougan	Eleven Madison Avenue	Co-President, Institutional Securities	United States
New York, NY 10010
USA

Stephen R. Volk	Eleven Madison Avenue	Chairman of CSFB	United States
New York, NY 10010
USA

Thomas R. Nides	Eleven Madison Avenue	Chief Administrative Officer	United States
New York, NY 10010
USA

Hector William	One Cabot Square	Chief Executive Officer and Assistant	Great Britain
Hepburn Sants	London E14 4QJ	Vice Chairman of European Region
Great Britain

Richard Edward	Eleven Madison Avenue	Ex Officio Member of the Operating	United States
Thornburgh	New York, NY 10010	Committee and the Executive Board
USA

Adebayo Ogunlesi	Eleven Madison Avenue	Global Head of Investment Banking	Nigeria
New York, NY 10010
USA

Eileen K. Murray	Eleven Madison Avenue	Head of Global Technology, Operations	United States
	New York, NY 10010	and Product Control
USA

Brian Finn	Eleven Madison Avenue	Co-President, Institutional Securities	United States
New York, NY 10010
USA

Gary G. Lynch	Eleven Madison Avenue	Global General Counsel and Vice	United States
	New York, NY 10010	Chairman to Oversee Research and
	USA	Legal and Compliance Departments

Paul Calello	Eleven Madison Avenue	Chairman and Chief Executive Officer	United States
	New York, NY 10010	of the Asia-Pacific Region
USA

Michael Clark	Eleven Madison Avenue	Co-Head of the Equity Division	United States
New York, NY 10010
USA

Name	Business Address	Title and Present Principal Occupation	Citizenship

Bennett J. Goodman	Eleven Madison Avenue	Chairman of Merchant Banking and	United States
	New York, NY 10010	Leverage Finance
USA

James P. Healy	Eleven Madison Avenue	Co-Head of the Fixed Income Division	United States
New York, NY 10010
USA

James E. Krietman	Eleven Madison Avenue	Co-Head of the Equity Division	United States
New York, NY 10010
USA

Jerry Wood	Eleven Madison Avenue	Co-Head of the Fixed Income Division	United States
New York, NY 10010
USA

Barbara Yastine	Eleven Madison Avenue	Chief Financial Officer	United States
New York, NY 10010
USA

SCHEDULE E

Executive Officers and Directors
of
Credit Suisse First Boston Private Equity, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Bennett J. Goodman	Eleven Madison Avenue	Director	United States
New York, NY 10010
USA

George R. Hornig	Eleven Madison Avenue	Chief Operating Officer	United States
New York, NY 10010
USA

Kenneth J. Lohsen	Eleven Madison Avenue	Controller	United States
New York, NY 10010
USA

Laura Raftery	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

Lawrence M.v.D.	Eleven Madison Avenue	Chief Executive Officer and Director	United States
Schloss	New York, NY 10010
USA

Edward A. Poletti	Eleven Madison Avenue	Chief Executive Officer	United States
New York, NY 10010
USA

Nicole S. Arnaboldi	Eleven Madison Avenue	Chief Operating Officer – Funds	United States
	New York, NY 10010	Management
USA

SCHEDULE F

Executive Officers and Directors
of
DLJ LBO Plans Management Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Edward A. Poletti	Eleven Madison Avenue	Controller and Senior Vice President	United States
New York, NY 10010
USA

Thomas Prevost	Eleven Madison Avenue	Director of Taxes and Vice President	United States
New York, NY 10010
USA

Raymond M. Disco	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

George R. Hornig	Eleven Madison Avenue	President and Director	United States
New York, NY 10010
USA

Joseph F. Huber	Eleven Madison Avenue	Vice President and Director	United States
New York, NY 10010
USA

David C. O’Leary	Eleven Madison Avenue	Vice President and Director	United States
New York, NY 10010
USA

SCHEDULE G

Executive Officers and Directors
of
DLJ Merchant Banking Funding, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Merchant Banking Funding, Inc. The business address of DLJ Merchant Banking Funding, Inc. is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Thomas Prevost	Eleven Madison Avenue	Director of Taxes and Vice President	United States
New York, NY 10010
USA

Raymond M. Disco	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

Lawrence M.v.D.	Eleven Madison Avenue	President	United States
Schloss	New York, NY 10010
USA

Nicole S. Arnaboldi	Eleven Madison Avenue	Vice President and Director	United States
New York, NY 10010
USA

George R. Hornig	Eleven Madison Avenue	Vice President and Director	United States
New York, NY 10010
USA

Edward A. Poletti	Eleven Madison Avenue	Vice President and Director	United States
New York, NY 10010
USA

SCHEDULE H

Executive Officers and Directors
of
DLJ Merchant Banking, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Merchant Banking, Inc.. The business address of DLJ Merchant Banking, Inc. is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Bennett J. Goodman	Eleven Madison Avenue	Chairman and Director	United States
New York, NY 10010
USA

Edward A. Poletti	Eleven Madison Avenue	Controller and Senior Vice President	United States
New York, NY 10010
USA

Thomas Prevost	Eleven Madison Avenue	Director of Taxes and Vice President	United States
New York, NY 10010
USA

Thompson Dean	Eleven Madison Avenue	Managing Partner and Director	United States
New York, NY 10010
USA

Nicole S. Arnaboldi	Eleven Madison Avenue	Managing Director and Director	United States
New York, NY 10010
USA

Raymond M. Disco	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

Lawrence M.v.D.	Eleven Madison Avenue	Managing Partner and Director	United States
Schloss	New York, NY 10010
USA

SCHEDULE I

     Executive Officers and Directors
of
DLJ LBO Plans Management Corporation II

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation II. The business address of DLJ LBO Plans Management Corporation II is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Lawrence M.v.D.	Eleven Madison Avenue	Chairman and Director	United States
Schloss	New York, NY 10010
USA

Edward A. Poletti	Eleven Madison Avenue	Controller, Senior Vice President and	United States
	New York, NY 10010	Director
USA

George Hornig	Eleven Madison Avenue	Director	United States
New York, NY 10010
USA

SCHEDULE J

Executive Officers and Directors
of
DLJ LBO Plans Management Corporation III

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation III. The business address of DLJ LBO Plans Management Corporation III is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Lawrence M.v.D. Schloss	Eleven Madison Avenue	Chairman and Director	United States
New York, NY 10010
USA

Edward A. Poletti	Eleven Madison Avenue	Controller, Senior Vice President and	United States
	New York, NY 10010	Director
USA

Thomas Prevost	Eleven Madison Avenue	Director of Taxes and Vice President	United States
New York, NY 10010
USA

Raymond M. Disco	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

George R. Hornig	Eleven Madison Avenue	President and Director	United States
New York, NY 10010
USA

SCHEDULE K

Executive Officers and Directors
of
DLJ Investment Partners II, Inc.

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Investment Partners II, Inc. The business address of DLJ Investment Partners II, Inc. is 11 Madison Avenue, New York, NY 10010.

Name	Business Address	Title and Present Principal Occupation	Citizenship

Bennett J. Goodman	Eleven Madison Avenue	Director	United States
New York, NY 10010
USA

Edward A. Poletti	Eleven Madison Avenue	Controller and Vice President	United States
New York, NY 10010
USA

Thomas Prevost	Eleven Madison Avenue	Director of Taxes and Vice President	United States
New York, NY 10010
USA

Nicole S. Arnaboldi	Eleven Madison Avenue	Managing Director and Director	United States
New York, NY 10010
USA

John M. Moriarity, Jr.	Eleven Madison Avenue	Managing Director, Chief Operating	United States
	New York, NY 10010	Officer and Director
USA

Lawrence M.v.D.	Eleven Madison Avenue	Managing Director, President and	United States
Schloss	New York, NY 10010	Director
USA

Raymond M. Disco	Eleven Madison Avenue	Treasurer	United States
New York, NY 10010
USA

Michael S. Isikow	Eleven Madison Avenue	Principal and Director	United States
New York, NY 10010
USA

Douglas Mark Ladden	Eleven Madison Avenue	Principal	United States
New York, NY 10010
USA